1 VEON Approves Launch of the Initial USD 30 Million Phase of its Share Buyback Program Dubai and Amsterdam, 9 December 2024: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), announces that its Board of Directors has approved the commencement of the first phase of its previously announced share buyback program with respect to the Company’s American Depositary Shares (“ADS”). This first phase of the buyback will be in the amount of up to USD 30 million. This USD 30 million first phase is part of VEON’s larger plan to execute a share buyback program of up to USD 100 million. The buybacks will be conducted on the open market pursuant to a 10b5-1 plan signed with a registered broker-dealer, and in compliance with Rule 10b-18. As stated in VEON’s announcement on 1 August 2024, the Company believes that its ADSs are undervalued relative to its operational performance and strategic potential. By repurchasing ADSs, VEON aims to optimize shareholder value and strengthen its financial position for future opportunities. Kaan Terzioglu, CEO of VEON Group, commented: “Our decision to initiate this share buyback program reflects the confidence we have in VEON’s growth trajectory and the value it delivers to shareholders. This program underscores our commitment to delivering long-term value while maintaining a disciplined approach to capital allocation.” As noted in the Company’s 1 August 2024 announcement, the decisions on the timing and the specifics of the buybacks are subject to liquidity considerations, market conditions, applicable legal requirements, and other factors. Such factors have been taken into account in the approval process of the first USD 30 million phase of the program; and subsequent phases are expected to be carried out in the same manner, up to the authorized USD 100 million amount. About VEON VEON is a Nasdaq-listed digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-

2 driven services that empower individuals and drive economic growth. For more information visit: www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s initiation and continuation of its buyback program. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. Contact Information Hande Asik Group Director of Communications pr@veon.com Faisal Ghori Group Director of Investor Relations ir@veon.com